東方有色集團有限公司
ONFEM HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

SEC MAIL PROCESSING
RECEIVED
FEB 12 2007
WASH. D.C.
186 SECTION

07021069

30th January, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

SUPPL

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g(3)-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 29th January, 2007.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM Holdings Limited

Zoe Chung
Company Secretary

Encl.

PROCESSED
FEB 16 2007
THOMSON
FINANCIAL

dw 2/16

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

* *For identification purpose only*

O:\annoucement\announcement-delay in despatch of circular\ohl-USA Ex_30-1-2007.doc

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

MAJOR TRANSACTION – DISPOSAL OF INVESTMENT

DELAY IN DESPATCH OF CIRCULAR

The Board wishes to announce that as more time is required for the collection of confirmations from banks for the indebtedness statement of the Group as at 31 December 2006 to be included in the Circular, the despatch of the Circular will be delayed to on or before 21 February 2007.

An application has been made to the Stock Exchange for the granting of an extension of time for the despatch of the Circular on or before 21 February 2007.

Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the announcement of ONFEM Holdings Limited (the "Company") dated 9 January 2007 (the "Announcement") relating to the disposal of investment in China Merchants China Direct Investments Limited by the Company.

Reference is made to the Announcement that a circular (the "Circular") containing information regarding, amongst other matters, details of the Disposal will be despatched to the Shareholders as soon as practicable.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch the Circular to the Shareholders within 21 days after publication of the Announcement, that is, on or before 31 January 2007. However, as more time is required by the Company to collect confirmations from banks for the indebtedness

statement of the Group as at 31 December 2006 to be included in the Circular as required under the Listing Rules, the Company has applied to the Stock Exchange for an extension of time for the despatch of the Circular on or before 21 February 2007.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 29 January 2007

As at the date of this announcement, the Board comprises nine directors, namely Mr. Zhou Zhongshu as the Chairman and a non-executive Director, Mr. Qian Wenchao, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Yin Liang and Ms. He Xiaoli as executive Directors, and Ms. Tam Wai Chu, Maria, Mr. Lam Chun, Daniel and Mr. Selwyn Mar as independent non-executive Directors.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 230)

MAJOR TRANSACTION – DISPOSAL OF INVESTMENT

DELAY IN DESPATCH OF CIRCULAR

The Board wishes to announce that as more time is required for the collection of confirmations from banks for the indebtedness statement of the Group as at 31 December 2006 to be included in the Circular, the despatch of the Circular will be delayed to on or before 21 February 2007.

An application has been made to the Stock Exchange for the granting of an extension of time for the despatch of the Circular on or before 21 February 2007.

Unless otherwise stated, terms used in this announcement shall have the same meanings as those defined in the announcement of ONFEM Holdings Limited (the "Company") dated 9 January 2007 (the "Announcement") relating to the disposal of investment in China Merchants China Direct Investments Limited by the Company.

Reference is made to the Announcement that a circular (the "Circular") containing information regarding, amongst other matters, details of the Disposal will be despatched to the Shareholders as soon as practicable.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch the Circular to the Shareholders within 21 days after publication of the Announcement, that is, on or before 31 January 2007. However, as more time is required by the Company to collect confirmations from banks for the indebtedness

statement of the Group as at 31 December 2006 to be included in the Circular as required under the Listing Rules, the Company has applied to the Stock Exchange for an extension of time for the despatch of the Circular on or before 21 February 2007.

By order of the Board
Wang Xingdong
Managing Director

Hong Kong, 29 January 2007

As at the date of this announcement, the Board comprises nine directors, namely Mr. Zhou Zhongshu as the Chairman and a non-executive Director, Mr. Qian Wenchao, Mr. Wang Xingdong, Mr. Yan Xichuan, Mr. Yin Liang and Ms. He Xiaoli as executive Directors, and Ms. Tam Wai Chu, Maria, Mr. Lam Chun, Daniel and Mr. Selwyn Mar as independent non-executive Directors.

香港商報 2007年1月30日 星期二 B3

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：230）

主要交易－
出售投資

延遲寄發通函

董事會謹此宣佈，由於需要更多時間收集由銀行發出之確認函以編製將載於該通函有關本集團於二零零六年十二月三十一日之負債資料，故將寄發該通函的日期延遲至二零零七年二月二十一日或之前。

本公司已向聯交所申請將寄發通函之日期延遲至二零零七年二月二十一日或之前。

除非文義另有所指，本公告所採用之詞彙與東方有色集團有限公司（「本公司」）於日期為二零零七年一月九日有關出售本公司於招商局中國基金有限公司之投資之公告（「該公告」）所界定者具有相同涵義。

誠如該公告所述，本公司將於可行情況下儘快向股東寄發一份載有（其中包括）該出售詳情之通函（「該通函」）。

根據上市規則第14.38條，本公司須於該公告刊發後二十一日內（即二零零七年一月三十一日或之前）向其股東寄發該通函。由於本公司需要更多時間收集由銀行發出之確認函以編製按上市規則之要求載於該

* *僅供識別*

通函有關本集團於二零零六年十二月三十一日之負債資料，故本公司已向聯交所申請將寄發該通函之日期延遲至二零零七年二月二十一日或之前。

承董事會命
董事總經理
王幸東

香港，二零零七年一月二十九日

於本公告之日期，董事會由九名董事組成，即主席及非執行董事周中樞先生、執行董事錢文超先生、王幸東先生、閻西川先生、尹亮先生及何小麗女士及獨立非執行董事譚惠珠女士、林濬先生及馬紹援先生。

香港商報 2007年1月30日 星期二 B3

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：230）

主要交易－
出售投資

延遲寄發通函

董事會謹此宣佈，由於需要更多時間收集由銀行發出之確認函以編製將載於該通函有關本集團於二零零六年十二月三十一日之負債資料，故將寄發該通函的日期延遲至二零零七年二月二十一日或之前。

本公司已向聯交所申請將寄發通函之日期延遲至二零零七年二月二十一日或之前。

除非文義另有所指，本公告所採用之詞彙與東方有色集團有限公司（「本公司」）於日期為二零零七年一月九日有關出售本公司於招商局中國基金有限公司之投資之公告（「該公告」）所界定者具有相同涵義。

誠如該公告所述，本公司將於可行情況下儘快向股東寄發一份載有（其中包括）該出售詳情之通函（「該通函」）。

根據上市規則第14.38條，本公司須於該公告刊發後二十一日內（即二零零七年一月三十一日或之前）向其股東寄發該通函。由於本公司需要更多時間收集由銀行發出之確認函以編製按上市規則之要求載於該

* *僅供識別*

通函有關本集團於二零零六年十二月三十一日之負債資料，故本公司已向聯交所申請將寄發該通函之日期延遲至二零零七年二月二十一日或之前。

承董事會命
董事總經理
王幸東

香港，二零零七年一月二十九日

於本公告之日期，董事會由九名董事組成，即主席及非執行董事周中樞先生、執行董事錢文超先生、王幸東先生、閻西川先生、尹亮先生及何小麗女士及獨立非執行董事譚惠珠女士、林濬先生及馬紹援先生。

END